EXHIBIT 12

FOR IMMEDIATE RELEASE
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Contact
Lawrence E. Dennedy
MacKenzie Partners, Inc.
212-929-5500

                 QDI, LLC URGES QUALITY DINING NOT TO FRUSTRATE
                        SHAREHOLDERS' DECISION ON TENDER
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Southfield, MI, May 22, 2000 - NBO, LLC, today announced that it sent a letter to the Board of Directors of Quality Dining, Inc. (Nasdaq: QDIN) urging that it take the steps necessary to allow shareholders to truly decide for themselves whether to accept or reject the offer of QDI Acquisition LLC, a wholly-owned subsidiary of NBO, to acquire all Quality Dining shares at $5.00 per share.

Quality Dining is expected to announce its recommendation, if any, on the tender today. The letter requested the board to agree that, regardless of its recommendation, if shareholders tender a number of shares which, together with the shares owned by NBO, represent a majority of all outstanding shares on a fully diluted basis, Quality Dining will fully cooperate with NBO and take such steps as are necessary to satisfy all conditions to the offer that are within the company's control. The letter states, "In this way, Quality Dining shareholders, with both our offer and your recommendation in hand, can decide whether to tender their shares with the assurance that the company will not frustrate the decision of the holders of a majority of its shares."

A copy of the letter is attached.

QDI Acquisition's tender offer is scheduled to expire at midnight, New York City time, on June 5, 2000, unless the offer is extended.

The tender offer is conditioned upon, among other things: (a) there being validly tendered and not withdrawn before the expiration of the Offer shares of common stock of Quality Dining that, when added to the shares owned by QDI Acquisition and NBO, would represent at least a majority of the outstanding shares of Quality Dining on a fully diluted basis on the date of the purchase;
(b) that Quality Dining's Board of Directors redeem the Rights or make them inapplicable to QDI Acquisition's offer; (c) that the Quality Dining Board approve the acquisition of shares by QDI Acquisition in the offer, or that QDI Acquisition is otherwise satisfied that the proposed merger can occur under Chapter 43 of the Indiana Business Corporation Law, as soon as practicable following consummation of the offer; (d) that the Quality Dining Board approve an amendment to Quality Dining's By-laws or otherwise ensure that QDI Acquisition will be able to vote its shares acquired in the offer without restriction or limitation under Chapter 42 of the Indiana BCL; (e) that QDI Acquisition, in its sole discretion, is satisfied that the proposed merger can be consummated without a supermajority vote of Quality Dining's shareholders pursuant to Article VIII of Quality Dining's Restated Articles of Incorporation;
(f) that the Quality Dining Board agree to cause a majority of the Board of

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Directors to be comprised of representatives of QDI Acquisition and/or NBO immediately following consummation of the offer; and (g) that QDI Acquisition, in its sole discretion, is satisfied that Quality Dining will not be in default under any of its outstanding indebtedness upon consummation of the Offer and the proposed merger.

Mackenzie Partners, Inc. is the Information Agent for the offer.

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